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                                                                  EXHIBIT 4(a)-6

                                AMENDMENT NO. 5

                                      TO

                                     PP&L

                         EMPLOYEE STOCK OWNERSHIP PLAN

     WHEREAS, PP&L, Inc. ("PP&L") has adopted the PP&L Employee Stock Ownership Plan ("Plan") effective January 1, 1975; and

     WHEREAS, the Plan was amended and restated effective January 1, 1998, and subsequently amended by Amendment Nos. 1, 2, 3 and 4; and

     WHEREAS, recent litigation involving the eligibility of independent contractors to participate in the employee benefit plans of other companies has highlighted the need to clarify that those individuals who are classified by PP&L or affiliated companies as independent contractors have at no time, since the inception of the Plan, been entitled to be eligible employees under the Plan; and

     WHEREAS, the modifications to the definition of "Employee" set forth in this amendment do not change the terms of the Plan, but rather clarify existing terms of the Plan;

     NOW THEREFORE, the following section of Article II is hereby amended to read as follows, to clarify the manner in which the Plan has been operated since its inception:

   2.14 "Employee" shall mean any person classified by a Participating Company as an employee of such Participating Company, including officers, shareholders, or directors who are employees, but excluding:

   (a) persons covered by a collective bargaining agreement unless such agreement specifically provides for participation under the Retirement Plan;

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   (b)   persons classified by the Participating Company as independent contractors, regardless of whether they are subsequently determined to be employees for employment tax or any other purpose. In no event shall the term "Employee" include persons classified by a Participating Company as independent contractors, regardless of whether they are subsequently determined to be employees for employment tax or any other reason, or persons classified by a Participating Company as leased employees, whether or not described in section 414(n) of the Code. For purposes of the preceding sentence, an "independent contractor" shall be an individual who is classified by the Participating Company in accordance with objective business criteria as an independent contractor in a good faith determination consistent with the factors set forth in Revenue Ruling 87-41 or any successor thereto, provided that the Participating Company has communicated to the individual that he has been engaged as an independent contractor rather than as an Employee. The foregoing exclusion is intended solely to prevent the retroactive participation by individuals classified in good faith as independent contractors in the event that such status should be determined, for employment tax or any other purposes, to be incorrect.

     Except as provided for in this Amendment No. 5, all other provisions of the Plan shall remain in full force and effect.

    IN WITNESS WHEREOF, this Amendment No. 5 is executed this _____ day of ________________, 1999.

                                        PP&L, INC.


                                        By:_____________________________________
                                          John M. Chappelear
                                          Vice President-Investments & Pensions

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